August 15, 2024

Erin McAfee
Chair of the Board and Chief Executive Officer
Aemetics, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

       Re: Aemetics, Inc.
           Registration Statement on Form S-3
           Filed August 9, 2024
           File No. 333-281457
Dear Erin McAfee:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Christopher Forrester, Esq.